Exhibit 99.1

press release

Société Générale SA shareholding notification

01 April 2021, 15:15 CET

ArcelorMittal (‘the Company’) announces that Société Générale SA has notified it on 31 March 2021 of an increase from 4.97% to 5.23% on 26 March 2021 in actual and potential shareholding (voting rights) in ArcelorMittal.

This notification is available in the Luxembourg Stock Exchange’s OAM electronic database on www.bourse.lu and on the Company’s website, corporate.arcelormittal.com under ‘Investors - Corporate Governance - Shareholding structure’.

This notification is published in reference to the Luxembourg law and the Grand Ducal regulation of 11 January 2008, on transparency requirements for issuers of securities (‘Transparency Law’) in view of a shareholding notification going above or below the 5% of voting rights threshold.

ENDS